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                                 December 28, 2022

       George Arison
       Chief Executive Officer
       Grindr Inc.
       750 N. San Vicente Blvd., Suite RE 1400
       West Hollywood, CA 90069

                                                        Re: Grindr Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 13,
2022
                                                            File No. 333-268782

       Dear George Arison:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 13, 2022

       Cover Page

   1. We note your disclosure of the substantial number of shares of Common Stock being registered for
potential resale by selling securityholders pursuant to this prospectus. Please
highlight that your two largest stockholders, who beneficially own approximately 72.5% of
your issued and outstanding Common Stock in the aggregate,
                                                        will be able to sell
all of their securities held for so long as the registration statement of which this prospectus
forms a part is in effect. Also identify any applicable lock-up restrictions and
disclose the dates upon which those restrictions will be removed.
 George Arison
FirstName
Grindr Inc.LastNameGeorge Arison
Comapany28,
December   NameGrindr
               2022     Inc.
December
Page 2     28, 2022 Page 2
FirstName LastName
Prospectus Summary, page 1

2. Given the likelihood that you will not receive cash proceeds from the exercise of the warrants since the warrants are currently out of the money, please describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand. Risk Factors
Sales of our Common Stock and/or Warrants or the perception of such sales..., page 52

3. Expand your risk factor on page 52 to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology